Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$13,000,000	$926.90	(1)

(1)	The filing fee of $926.90 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $926.90 due for this offering is offset against the $112,322.37 remaining of the fees most recently paid on November 18, 2010, of which $111,395.47 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

Pricing Supplement No. 2009—MTNDD0683, Dated November 19, 2010

(To Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

US$13,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon the S&P GSCI TM Precious Metals Total Return Index Due January 12, 2012

The return on the notes, if any, will be based upon the performance of the S&P GSCITM Precious Metals Total Return Index (the “index”).

Unless redeemed by you or called by us, the notes will mature on January 12, 2012. The notes will bear interest at a floating rate equal to one-month LIBOR minus 0.20%. Interest on the notes will be paid on the 29th day of each month, commencing December 29, 2010 and ending at maturity or upon your redemption or our call of the notes.

The amount you receive at maturity or upon your redemption or our call of the notes may be less than your initial investment in the notes.

On any index business day during the term of the notes you may redeem the notes you then hold, in whole, in exchange for (i) the principal amount of the notes, plus (ii) the supplemental return amount as determined on the index business day on which the notice of redemption is received by us or on the following index business day, as applicable (the “notice date”), and (iii) the accrued interest at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last interest payment date to but excluding the fifth business day following the notice date, as applicable, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon your redemption of the notes may be less than your initial investment in the notes.

If on any index business day during the term of the notes the closing value of the index is less than or equal to 85% of the starting value of the index, we will call the notes on the following business day in exchange for (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the index business day following that index business day (the “call date”), and (iii) the accrued interest at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last Interest Payment Date to but excluding the fifth business day following the call date, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon our call of the notes may be less than your initial investment in the notes.

If you do not redeem and we do not call the notes, you will receive at maturity (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on January 5, 2012, and (iii) a coupon at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last Interest Payment Date to but excluding the maturity date, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive at maturity may be less than your initial investment in the notes.

On any index business day during the term of the notes, the supplemental return amount includes a leverage factor of three times the principal amount of the notes, will be based on the change in the value of the index from the pricing date to that index business day and will be determined after deducting (a) the hypothetical interest accrued on the three-month U.S. Treasury Bills from but excluding the pricing date to but including that index business day, and (b) a 0.20% annual fee accrued from but excluding the pricing date to but including that index business day. See “Description of the Notes—Supplemental Return Amount.”

The notes will be issued in minimum denominations and integral multiples of US$1,000.

We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000.00	US$	13,000,000.00
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc. (before expenses)	US$	1,000.00	US$	13,000,000.00

We expect that delivery of the notes will be made against payment therefor on or about November 29, 2010. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the S&P GSCITM Precious Metals Total Return Index and other events that are difficult to predict and beyond our control.

You May Receive Less than Your Initial Investment at Maturity or Upon Your Redemption or Our Call of the Notes if the Value of the Index Declines or Does Not Increase Significantly

The amount payable at maturity or upon your exercise of the redemption option or our call of notes, if any, will be based on the performance of the index from the pricing date to the relevant index business day and will be determined after deducting certain amounts. As a result, if the value of the index declines, remains the same or does not increase significantly, the amount you receive for each note will be less than the US$1,000 you paid for each note. This will be true even if the value of the index at one or more times during the term of the notes exceeds the value of the index on the pricing date.

The Calculation of the Supplemental Return Amount Will Have the Effect of Reducing Your Return on the Notes

Because the supplemental return amount on any index business day will be determined after deducting (i) the hypothetical interest accrued on the three-month U.S. Treasury Bills from but excluding the pricing date to but including that index business day, and (ii) a 0.20% annual fee accrued from but excluding the pricing date to and including that index business day, the value of the index must significantly increase for the amount payable at maturity or upon your redemption or our call of the notes to be greater than your initial investment in the notes.

Leverage Increases the Sensitivity of Your Notes to Changes in the Value of the Index

Because the supplemental return amount includes a leverage factor of three times the principal amount of the notes, changes in the value of the index will have a greater impact on the amount payable at maturity, your redemption, or our call than on a payout on securities that are not so leveraged. In particular, any decrease in the value of the index would result in a significantly greater decrease in the supplemental return amount and you would suffer losses on your investment in the notes substantially greater than you would if the supplemental return amount did not contain a leverage component.

The Redemption Option Must be for at Least US$13,000,000 Notes Per Holder

If you elect to exercise your redemption option, you must offer to redeem at least 13,000 notes (US$13,000,000 aggregate principal amount) at one time. To redeem your notes on any index business day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any day during the term of the notes; and (3) transfer your book-entry interest in the notes to the trustee on our behalf on the fifth index business day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any index business day, your redemption will be effective on that index business day. If we receive your official notice of redemption on a day that is not an index business day or after 10:00 a.m. (New York City time) on any index business day, your redemption will be effective on the first index business day following that day.

The Historical Performance of the Index Is Not an Indication of the Future Performance of the Index

The historical performance of the index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the index during the term of the notes. Changes in value of the index will affect the trading price of the notes, but it is impossible to predict whether the value of the index will fall or rise.

The Notes have a Mandatory Call Feature, Which Increases the Likelihood of Loss on Your Investment

We will call the notes on the day following any index business day on which the closing value of the index is less than or equal to 85% of the starting value of the index in exchange for (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the call date, and (iii) the accrued interest at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last Interest Payment Date to but excluding the fifth business day following the call date. Therefore, upon our call of the notes, the likelihood of loss on your investment in the notes would be greater because the value of the index on the relevant index business day may be significantly lower than the starting value.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will receive a coupon at a floating rate equal to one-month LIBOR minus 0.20%, payable monthly on the 29th of each month and on the maturity date, commencing December 29, 2010 and ending at maturity or upon your redemption or our call of the notes. As a result, if you do not redeem and we do not call the notes, the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

Higher Future Prices of the Futures Contracts Underlying the Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts underlying the index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify September expiration. As time passes, the contract expiring in September is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the September contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the index, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the index and, accordingly, decrease your return on the notes, if any.

The Prices of Precious Metals Commodities Are Highly Volatile and Affected by Many Complex Factors

The market prices of the underlying precious metal commodity interests are volatile and may fluctuate rapidly based on numerous factors. These include, among other things, changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the index and thus, the supplemental return amount and the market value of the notes.

Changes in the Composition and Valuation of the S&P GSCI™ Precious Metals Total Return Index May Adversely Affect the Amount You Receive at Maturity and the Market Value of the Notes

The composition of the index may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the index fail to satisfy such criteria. The weighting factors applied to each commodity included in the index change annually, based on changes in commodity production statistics. In addition, S&P, in consultation with its index committee, may modify the methodology for determining the composition and weighting of the index and for calculating their value in order to assure that the index represents a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the commodity indices, and for valuing the commodity indices, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the supplemental return amount and the market value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and any actual or anticipated changes to its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Index. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the index on the pricing date and the future value of the index. However, changes in the value of the index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the index will continue to fluctuate from that time to the time when the ending value of the index is determined. If you choose to sell your notes when the value of the index is less than its closing value on the pricing date, you are likely to receive less than the amount you originally invested.

Trading prices of the futures contracts underlying the index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the underlying future contracts are traded. These factors are described in more detail in “—The Prices of Precious Metals Commodities Are Highly Volatile and Affected by Many Complex Factors” above.

Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the index changes during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the index or the value of the index itself.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts underlying the index or in other instruments, such as options, swaps or futures, based upon the index or the futures contracts underlying the index. This hedging activity could affect the value of the index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the futures contracts or commodities underlying the index, such as options, swaps or futures, based upon the futures contracts or commodities underlying the index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price of the futures contracts or commodities underlying the index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

You Will Not Have Any Rights with Respect to Any Futures Contracts or Commodities Underlying the Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the future contracts or commodities underlying the index. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the index.

You Will Not Have Any Rights Against the Publishers of the S&P GSCITM Precious Metals Total Return Index

You will have no rights against the publishers of the index, even though the amount you receive at maturity, redemption or call will depend upon the daily closing price and the applicable ending value of the index. By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to the future contracts or commodities underlying the index, or options, swaps or futures, based upon the future contracts or commodities underlying the index. The publishers of the index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the index or options, swaps or futures, based upon the futures contracts or commodities underlying the index.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine the supplemental return amount and will calculate the amount of cash, if any, you will receive at maturity or upon your redemption or our call of the notes. Any of these determinations made by Citibank, N.A., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any value of the index in the event of the unavailability, modification or discontinuance of the index, may adversely affect the payment to you at maturity or upon your redemption or our call of the notes.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon the S&P GSCITM Precious Metals Total Return Index Due January 12, 2012 (the “Notes”) are index-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately thirteen months. The amount you receive at maturity or upon your redemption or our call of the notes may be less than your initial investment in the notes.

The Notes will bear interest at a floating rate equal to one-month LIBOR minus 0.20%. Interest on the Notes will be paid on the 29th of each month and on the maturity date, commencing December 29, 2010 and ending at maturity or upon your redemption or our call of the Notes.

At maturity or upon your redemption or our call of the Notes you will receive (i) the principal amount of the Notes plus (ii) the Supplemental Return Amount as determined on January 5, 2012, and (iii) a coupon at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last Interest Payment Date to but excluding the maturity date. The Supplemental Return Amount may be negative, zero or positive. Therefore, the amount you receive at maturity or upon your redemption or our call of the Notes may be less than your initial investment in the Notes.

The Supplemental Return Amount includes a leverage factor of three times the principal amount of the Notes, will be based on the change in the value of the S&P GSCITM Precious Metals Total Return (the “Index”) from the date of this pricing supplement (the “Pricing Date”) to the relevant Index Business Day and will be determined after deducting (i) the hypothetical interest accrued on the three-month U.S. Treasury Bills from but excluding the Pricing Date to but including that Index Business Day, and (ii) a 0.20% annual fee accrued from but excluding the Pricing Date to but including that Index Business Day. The deduction of the aforementioned factors will reduce the Supplemental Return Amount and therefore the return on your Notes, if any.

The aggregate principal amount of Notes issued will be US$13,000,000 (13,000 Notes). The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof. The Notes are a series of unsecured debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc. The CUSIP for the Notes is 1730T0LE7.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Coupon

You will receive a coupon at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20%. Interest on the Notes will be paid in cash on the 29th day of each month and on the maturity date (an “Interest Payment Date”), commencing December 29, 2010 and ending at maturity or upon your redemption or our call of the Notes. The LIBOR determination date will be the second Business Day prior to the issue date, in the case of the initial interest period, or each Interest Payment Date, in the case of all other interest periods. An interest period is the period from, and including, each Interest Payment Date to, but excluding, the following Interest Payment Date; provided that the initial interest period is the period from, and including, the issue date to, but excluding, the first Interest Payment Date. If the Notes are redeemed by you or called by us, the coupon will be based on LIBOR interpolated for the relevant period.

The coupon will be calculated as follows:

Principal Amount * [(One-month LIBOR minus 0.20%)* Elapsed Days/360]

“Elapsed Days” are the number of calendar days from and including the date on which the notes are issued to but excluding the any of (i) the maturity date, (ii) the fifth business day following the Notice Date, in case of your redemption of the Notes, or (iii) the fifth business day following the Call Date, in case of our call of the Notes.

A “Business Day” is any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close, or, for the determination of LIBOR, any day on which dealings in deposits in U.S. dollars are transacted in the London interbank money market.

Payment at Maturity

Unless redeemed by you or called by us, the Notes will mature on January 12, 2012. You will receive at maturity (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on January 5, 2012 and (iii) a coupon at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last Interest Payment Date to but excluding the maturity date.

Payment Upon Your Redemption

On any Index Business Day during the term of the Notes you may redeem the Notes you then hold, in whole only, in exchange for (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the “Notice Date” and (iii) the accrued interest at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last Interest Payment Date to but excluding the fifth Business Day following the Notice Date.

Exercise of Your Redemption Option

If you elect to exercise your redemption option, you must offer to redeem at least 13,000 Notes (US$13,000,000 aggregate principal amount) at one time. To redeem your Notes on any Index Business Day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any Index Business Day during the term of the Notes; and (3) transfer your book-entry interest in the Notes to the trustee on our behalf on the fifth Index Business Day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any Index Business Day, your redemption will be effective on that Index Business Day. If we receive your official notice of redemption on a day that is not an Index Business Day or after 10:00 a.m. (New York City time) on any Index Business Day, your redemption will be effective on the first Index Business Day following that day.

Payment Upon Our Call

If on any Index Business Day during the term of the Notes the closing value of the Index is less than or equal to 85% of the Index Initial value, we will call the Notes on the following business day for (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the “Call Date” and (iii) the accrued interest at a floating rate of one-month LIBOR (Reuters LIBOR01) minus 0.20% for the number of days from and including the last Interest Payment Date to but excluding the fifth Business Day following the Call Date.

Supplemental Return Amount

The Supplemental Return Amount will be calculated as follows, whether at maturity, upon your redemption or our call:

The Index Initial is the closing value of the Index on the Pricing Date, which was 1804.02.

The Index Final is the closing value of the S&P GSCITM Precious Metals Total Return Index, published by Standard & Poor’s or its successor and displayed on Reuters Screen page .SPGCPMTR or Bloomberg Screen page SPGCPMTR <INDEX> on any relevant Index Business Day.

The Tbill Amount on any Index Business Day is determined as follows:

“c” means that with respect to an Index Business Day d, the number of calendar days from (but excluding) the prior Index Business Day to (and including) such Index Business Day d.

“TBill(d-1)” means that with respect to an Index Business Day d, the most recent weekly auction high rate for 13 Week U.S. Treasury Bills, as reported on the website www.publicdebt.treas.gov/AI/OFBills under the column headed “Discount Rate %” published by the Bureau of Public Debt of the U.S. Treasury, or any successor source, on such Index Business Day d, provided, that if such auction high rate is not published on such Index Business Day d, TBill(d-1) shall be the rate published for the most recent previous auction.

If the closing value of the Index on any Index Business Day is not reported because of a Market Disruption Event or otherwise, the value of the Index for that Index Business Day, unless deferred by the Calculation Agent as described below, will be determined by the Calculation Agent using (1) the final settlement price of all futures contracts included in the Index but not subject to a Market Disruption Event on the relevant Index Business Day and (2) the next available final settlement price of all futures contracts included in the Index and subject to a Market Disruption Event on the relevant Index Business Day. The determination of the value of the Index by the Calculation Agent in the event of a Market Distribution Event may be deferred by the Calculation Agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An Index Business Day means a day, as determined by the Calculation Agent, on which the S&P GSCI™ Precious Metals Total Return Index is calculated and published and on which stocks or futures contracts comprising more than 80% of the value of that Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the S&P GSCI™ Precious Metals Total Return Index.

A Market Disruption Event means, as determined by the Calculation Agent in its sole discretion, the occurrence on any Business Day, or the continuance for any number of consecutive Index Business Days, of any one or more of the following circumstances: (a) the termination or suspension of, or material limitation or disruption in, the trading of any exchange-traded futures contract included in the Index, or (b) the settlement price of any such futures contract has increased or decreased by an amount equal to the maximum permitted price change permitted under applicable exchange rules for such futures contract from the previous day’s settlement price, or (c) the exchange fails to publish official settlement prices for any such futures contract, or (d) the termination or material suspension of publication of the Index.

Discontinuance of the Index

If S&P discontinues publication of the S&P GSCI™ Precious Metals Total Returns Index, and if S&P or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the relevant index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes.

If S&P discontinues the publication of the S&P GSCI™ Precious Metals Total Return Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the S&P GSCI™ Precious Metals Index, the value to be substituted for the S&P GSCI™ Precious Metals Total Return Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If S&P discontinues publication of the S&P GSCI™ Precious Metals Total Return Index prior to the determination of the Supplemental Return Amount and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of (a) the determination of the Supplemental Return Amount and (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the S&P GSCI™ Precious Metals Total Return Index or the relevant index as described in the preceding paragraph. If a successor index is selected or the Calculation Agent calculates a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether a Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P GSCI™ Precious Metals Total Return Index may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the S&P GSCI™ Precious Metals Total Return Index or a successor index is changed in any material respect, or if the S&P GSCI™ Precious Metals Total Return Index or a successor index is in any other way modified so that the value of the S&P GSCI™ Precious Metals Total Return Index or a successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, made those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a index comparable to the S&P GSCI™ Precious Metals Total Return Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the S&P GSCI™ Precious Metals Total Return Index or the successor index. Accordingly, if the method of calculating the S&P GSCI™ Precious Metals Total Return Index or the successor index is so modified that the value of the S&P GSCI™ Precious Metals Total Return Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Defeasance

The Notes are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.00% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P GSCI TM PRECIOUS METALS TOTAL RETURN INDEX

As a sub-index of the S&P GSCITM Total Return Index (the “S&P GSCI-TR”), the S&P GSCI™ Precious Metals Total Return Index is constructed and valued in the same way as the S&P GSCI™-TR, except that it is specifically limited to gold and silver.

The S&P GSCI-TR was established in May 1991 and reflects the excess returns that are potentially available through an unleveraged investment in the futures contracts comprising the S&P GSCI together with the interest income on the assets committed to a hypothetical investment in the S&P GSCI. The value of the S&P GSCI-TR, on any given day, reflects:

¡	the price levels of the contracts included in the S&P GSCI (which represents the value of the S&P GSCI);

¡	the “contract daily return”, which is the percentage change in the total dollar weight of the S&P GSCI from the previous day to the current day; and

¡	interest income on the assets committed to a hypothetical investment in the S&P GSCI.

Each of these components is described below.

The S&P GSCI is a proprietary index that Goldman, Sachs & Co. developed. Effective February 8, 2007, The Goldman Sachs Group, Inc. (“GS Group”) completed a transaction with S&P by which GS Group sold to S&P all of the rights of Goldman, Sachs & Co. in the S&P GSCI and all related indices and sub-indices, as well as certain intellectual property related to the S&P GSCI. As of that date, therefore, Goldman, Sachs & Co. no longer owned the indices and is no longer responsible for the calculation, publication or administration of the indices, or for any changes to the methodology. All decisions with respect to the indices are made, and the related actions taken, solely by S&P. Goldman, Sachs & Co. has no control over any matters related to the indices.

The S&P GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria. The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI are weighted, on a production basis, to reflect the relative significance (in the view of the S&P (the “Sponsor”) and the Index Committee, in consultation with its advisory committee, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

The S&P GSCI-TR is a total return index, reflecting the price levels of the futures contracts included in the S&P GSCI, the “contract daily return”, described below, which represents the percentage change in the total dollar weight of the S&P GSCI from one day to the next, and a Treasury bill return on a hypothetical investment in the S&P GSCI. The S&P GSCI-TR, therefore, reflects the total return on an actual investment in the futures contracts comprising the S&P GSCI, including the interest income on the assets used to margin the positions in such futures contracts.

Set forth below is a summary of the composition of, and the methodology used to calculate, the S&P GSCI as of the date of this Pricing Supplement. The methodology for determining the composition and weighting of the S&P GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI, as described below. The Sponsor makes the official calculations of the S&P GSCI. At present, these calculations are performed continuously and are reported on Reuters Page GSCI with respect to the S&P GSCI and is updated on Reuters at least once every three minutes during business hours on each S&P GSCI Business Day. The closing value for the S&P GSCI-TR is reported on Reuters page GSCI at the end of each S&P GSCI Business Day.

In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the Sponsor, in consultation with the Index Committee and its advisory committee, has modified the methodology for determining the composition of the S&P GSCI and its sub-indices, including the S&P GSCI-TR, in order to provide market participants with efficient access to new sources of liquidity and the potential for more efficient trading. As a result, the S&P GSCI methodology now provides for the inclusion of contracts traded on trading facilities other than exchanges, such as electronic trading platforms, if liquidity in trading for a given commodity shifts from an exchange to an electronic trading platform. The Sponsor and the Index Committee, in consultation with its advisory committee, will continue to monitor developments in the trading markets and will announce the inclusion of additional contracts, or further changes to the S&P GSCI methodology, in advance of their effectiveness.

Composition of the S&P GSCI

In order to be included in the S&P GSCI a contract must satisfy the following eligibility criteria:

1. The contract must be in respect of a physical commodity and not a financial commodity.

2. The contract must:

(a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;

(b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and

(c) be traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.

The commodity must be the subject of a contract that:

(a) is denominated in U.S. dollars;

(b) is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

(i) makes price quotations generally available to its members or participants (and to the Sponsor) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

(ii) makes reliable trading volume information available to the Sponsor with at least the frequency required by the Sponsor to make the monthly determinations;

(iii) accepts bids and offers from multiple participants or price providers; and

(iv) is accessible by a sufficiently broad range of participants.

3. The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI. In appropriate circumstances, however, the Sponsor, in consultation with its advisory committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

4. At and after the time a contract is included in the S&P GSCI, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to the Sponsor) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

5. For a contract to be eligible for inclusion in the S&P GSCI, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

6. A contract that is:

(a) not included in the S&P GSCI at the time of determination and that is based on a commodity that is not represented in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(b) A contract that is already included in the S&P GSCI at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

(c) A contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to be added to the S&P GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

(d) A contract that is already included in the S&P GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI at such time must, in order to continue to be included in the S&P GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

7. A contract that is:

(a) already included in the S&P GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI and each contract‘s percentage of the total is then determined.

(b) A contract that is not included in the S&P GSCI at the time of determination must, in order to be added to the S&P GSCI at such time, have a reference percentage dollar weight of at least 1.00%.

8. In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a) such contracts will be included in the S&P GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI attributable to such commodity exceeding a particular level.

(b) If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI attributable to it.

The contracts currently included in the S&P GSCI are all futures contracts traded on the New York Mercantile Exchange, Inc. (“NYM”), ICE Futures Europe (“ICE-UK”), ICE Futures US (“ICE-US”), the Chicago Mercantile Exchange (“CME”), the Chicago Board of Trade (“CBT”), the Kansas City Board of Trade (“KBT”), the Commodities Exchange Inc. (“CMX”) and the London Metal Exchange (“LME”). The futures contracts currently included in the GSCI, their percentage dollar weights (“PDW”), their market symbols, the trading facilities on which they are traded and their contract production weights for 2010 are: 1

	2009	2010	Market	Trading	2009	2010
Commodity	PDW*	RPDW	Symbol	Facility	CPW	CPW

Wheat (Chicago)	4.05%	4.02%	W	CBT	18,284.34	18,450.31
Wheat (Kansas)	0.86%	0.83%	KW	KBT	3,648.02	3,598.65
Corn	3.99%	4.04%	C	CBT	26,040.59	26,774.03
Soybeans	2.77%	2.84%	S	CBT	7,134.81	7,428.74
Coffee “C”	0.78%	0.78%	KC	ICE - US	16,402.18	16,656.42
Sugar #11	1.92%	1.94%	SB	ICE - US	326,600.00	334,848.90
Cocoa	0.36%	0.38%	CC	ICE - US	3.602584	3.841320
Cotton #2	0.96%	0.98%	CT	ICE - US	46,706.92	48,373.16
Lean Hogs	1.54%	1.59%	LH	CME	63,629.95	66,871.24
Cattle (Live)	3.01%	3.08%	LC	CME	87,753.95	91,113.18
Cattle (Feeder)	0.56%	0.50%	FC	CME	14,720.39	13,344.92
Oil (WTI Crude)	36.91%	34.82%	CL	NYM / ICE	15,418.16	14,756.45
Oil (#2 Heating)	4.54%	4.64%	HO	NYM	67,072.57	69,497.32
Oil (RBOB)	4.56%	4.30%	RB	NYM	71,853.63	68,687.43
Oil (Brent Crude)	13.14%	14.22%	LSO	ICE - UK	5,364.404	5,889.402
Oil (Gasoil)	4.78%	5.82%	LGO	ICE - UK	225.6823	278.6346
Natural Gas	5.32%	5.21%	NG	NYM / ICE	28,781.35	28,572.22
Aluminum (High Gd. Prim.)	2.37%	2.47%	MAL	LME	36.1980	38.1300
Copper - Grade A	2.81%	2.83%	MCU	LME	15.840	16.180
Standard Lead	0.40%	0.41%	MPB	LME	7.030	7.278
Primary Nickel	0.65%	0.65%	MNI	LME	1.2420	1.2740
Zinc (Special High Grade)	0.55%	0.56%	MZN	LME	10.0080	10.2640
Gold	2.86%	2.80%	GC	CMX	80.76268	80.11967
Silver	0.31%	0.31%	SI	CMX	622.4385	632.0837

*	Using the Average Contract Reference Prices for the 2010 annual calculation period. The sum of the percentage dollar weights presented might not total 100% due to rounding conventions applied to the underlying dollar weights. The futures contracts included in the S&P GSCI, their percentage dollar weights and their contract production weights, among other matters, may change in the future.

©2010 Standard & Poor’s. Used with permission.

The quantity of each of the contracts included in the S&P GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, the Sponsor and the Index Committee, in consultation with its advisory committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, the Sponsor performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, the Sponsor reevaluates the composition of the S&P GSCI, in consultation with the Index Committee and its advisory committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI. Commodities included in the S&P GSCI and its sub-indices which no longer satisfy such criteria, if any, will be deleted.

The Sponsor, in consultation with the Index Committee and its advisory committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI are necessary or appropriate in order to assure that the S&P GSCI represents a measure of commodity market performance.

Contract Expirations

Because the S&P GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI and, as a result thereof, in a sub-index for each commodity during a given year are designated by the Sponsor, in consultation with the Index Committee and its advisory committee, provided that each such contract must be an “active contract“. An “active contract“ for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Sponsor. If a trading facility ceases trading in all contract expirations relating to a particular contract, the Sponsor may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the index. If that timing is not practicable, the Sponsor will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCI

The value of the S&P GSCI on any given day is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time. The total dollar weight of the S&P GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of the S&P GSCI on any given day is equal to:

•	the daily contract reference price,
•	multiplied by the appropriate CPWs and,
•	during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the Sponsor, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, the Sponsor may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable contract in its reasonable judgment for purposes of the relevant S&P GSCI calculation. In that event, the Sponsor will disclose the basis for the determination of such price (if made available to it) to any investor on request. Requests should be directed to the Calculation Agent at the address specified above under “Additional Information — Calculation agent”.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI on the preceding day, minus one.

The “roll weight” of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;
•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);
•

the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the Sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the Sponsor will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the S&P GSCI-TR

The value of the S&P GSCI-TR on any S&P GSCI Business Day is equal to the product of (i) the value of the S&P GSCI-TR on the immediately preceding S&P GSCI Business Day multiplied by (ii) one plus the sum of the contract daily return and the Treasury bill return on the hypothetical investment in the S&P GSCI on the S&P GSCI Business Day on which the calculation is made multiplied by (iii) one plus the Treasury bill return on the hypothetical investment in the S&P GSCI for each non S&P GSCI Business Day since the immediately preceding S&P GSCI Business Day. The result of the foregoing calculation is then rounded to seven digits of precision.

The value of the S&P GSCI has been normalized such that its hypothetical level on January 2, 1970 was 100.

Historical Data on the S&P GSCI™ Precious Metals Total Return Index

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of the S&P GSCI™ Precious Metals Total Return Index, as reported by Reuters. These historical data on the S&P GSCI™ Precious Metals Total Return Index are not indicative of the future performance of the S&P GSCI™ Precious Metals Total Return Index or what the value of the Notes may be. Any historical upward or downward trend in the S&P GSCI™ Precious Metals Total Return Index during any period set forth below is not an indication that the S&P GSCI™ Precious Metals Total Return Index is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2005
Quarter
First	618.11	568.24
Second	609.18	575.74
Third	648.54	579.13
Fourth	727.79	629.07
2006
Quarter
First	821.99	725.05
Second	1012.55	774.20
Third	916.76	798.24
Fourth	910.22	779.80
2007
Quarter
First	963.33	842.70
Second	962.00	884.82
Third	1018.73	884.83
Fourth	1142.41	998.28
2008
Quarter
First	1373.67	1162.92
Second	1287.92	1153.28
Third	1328.14	969.85
Fourth	1171.07	907.73
2009
Quarter
First	1303.94	1040.96
Second	1291.26	1120.05
Third	1342.47	1175.71
Fourth	1586.19	1310.99
2010
Quarter
First	1504.76	1353.78
Second	1627.88	1465.08
Third	1707.90	1496.75
Fourth (through November 19)	1886.32	1716.18

The closing value of the S&P GSCI™ Precious Metals Total Return Index as of November 19, 2010 was 1804.02.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes. The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement:

“THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P. S&P MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE HOLDERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY. S&P’S ONLY RELATIONSHIP TO CITIGROUP FUNDING IS THE LICENSING OF CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS OF S&P AND OF THE S&P GSCITM PRECIOUS METALS TOTAL RETURN INDEX, WHICH IS DETERMINED, COMPOSED AND CALCULATED BY S&P WITHOUT REGARD TO CITIGROUP FUNDING OR THE NOTES. S&P HAS NO OBLIGATION TO TAKE THE NEEDS OF CITIGROUP FUNDING OR THE HOLDERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE S&P GSCITM PRECIOUS METALS TOTAL RETURN INDEX. S&P IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED. S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE NOTES.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations that may be relevant to a beneficial owner of a Note who purchases the Note at original issuance at the issue price, who holds the Note as a capital asset, and who is a U.S. domestic corporation or other entity that generally is subject to U.S. federal income tax on a net income basis (a “U.S. holder”). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described in this pricing supplement, possibly with retroactive effect. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as mutual funds, dealers or traders in securities, financial institutions, tax-exempt entities, holders that hold the Notes as a part of a hedging, straddle, conversion or other integrated transaction, or U.S. Holders (as defined below) whose functional currency is not the United States dollar.

The discussion set out below is intended only as a summary of certain United States federal income tax consequences of an investment in the Notes. Prospective investors are urged to consult their tax advisors as to the tax consequences of an investment in the Notes, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

No statutory, administrative or judicial authority directly addresses the treatment of the Notes for U.S. federal income tax purposes. The characterization of the Notes for such purposes therefore is uncertain. Prospective investors should consult their tax advisors regarding the characterization of the Notes. In general, however, the Internal Revenue Service could take the view that all or a portion of the return on the Notes should be included in income on a current basis, in which event that return would be taxable as ordinary income. Prospective investors should consult their advisors regarding the amount and character of any gain or loss on the sale, retirement or other taxable disposition of the Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$13,000,000 principal amount of Notes (13,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$13,000,000 principal amount

Notes Based Upon the

S&P GSCITM Precious Metals Total

Return Index

Due January 12, 2012

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 19, 2010

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)